

INVEST IN **BLACK MAMBA**

BORN IN AFRICA. MADE FOR THE WORLD. POWERED BY PURPOSE.

blackmambachilli.com   Delaware City, DE   𝕏 in ▶ f ⓞ

Highlights

(1) Exporting to 8+ countries, including the US, UK, Norway, UAE, and South Africa

(2) Double-digit YoY growth since inception – projected 60% growth in 2025 (not guaranteed)

(3) Raised seed capital from Enygma Ventures, a US VC fueling high-impact African women entrepreneurs

| 4 | Selected by Fast Company as one of the Brands that Matter 2023 |

| 5 | Supporting over 1000 individuals in rural Eswatini communities |

| 6 | 90+ smallholder farmers trained in regenerative agriculture, as part of the value chain |

| 7 | 90% women across our team and farming network |

| 8 | CEO recognized by Women in Africa, Vital Voices, and EY Winning Women |

Featured Investors



Enygma Ventures   Follow   Invested $518,000 ⓘ

Enygma Ventures is a unique purpose driven investment fund, led by award winning entrepreneurs with 40 years of combined experience growing and scaling businesses in Africa, US & Europe.
enygmaventures.com

Sarah Dusek, Co-founder and general partner
"https://www.youtube.com/watch?v=9H6kk2A9tBQ"



Carolina Granados   Follow   Invested $5,000 ⓘ
Syndicate Lead

"I first met Claudia, the founder of Black Mamba, at a music festival in Eswatini. Because of our shared heritage and love for Africa's vibrant culture and investment oportunities, we connected instantly. Over the past few years, I've not only been an avid consumer of Black Mamba's products, but also an admirer of Claudia's vision, leadership, and the brand's remarkable journey. I have long been looking for the right opportunity to invest—and now I am thrilled to see Black Mamba poised to continue its inspiring growth story. Black Mamba is much more than an award-winning hot sauce brand from Eswatini. It is a social enterprise with deep purpose and measurable

impact - empowering women and supporting over 1,000 people in rural communities through regenerative farming partnerships. Every bottle represents opportunity, sustainability, and pride in what Africa can offer the world. Claudia and her team have built something truly meaningful for Eswatini and the world showcasing a movement proving that good food should be good for you, good for the planet, and good for the people who make it. I'm proud to join the Black Mamba journey—to invest in purpose, people, and the power of African excellence. Carolina Granados through Baobab Catalyst Fund"

Our Team



Claudia Castellanos Co-founder and CEO (Chilli Enthusiast Officer)

Colombian impact entrepreneur, ESADE MBA, ex-Danone, winner of KPMG's 2025 African Female Founders award and EY Winning Women fellow. Under her leadership, Black Mamba now exports to 8+ countries and supports 1,000+ people in rural communities.



Sarah Dusek Director

Managing Partner of Enygma Ventures, a private fund that invests in women-led businesses in Southern Africa. She is also a successful entrepreneur who sold her business Under Canvas for over US$100 million, a best-selling author, and an EY Winning Woman.



Louisa Venter COO

16+ years in logistics and ops. Led Black Mamba's factory move, streamlined operations, and is driving growth—tripling revenue and improving gross profit from 18% to 45% through cost rationalization and smart scaling.



Sandisiwe Dlamini Production Manager

At just 29, Sandisiwe rose from Food Safety Officer to Production Manager, boosting on-time order completion to 95% with <5% quality issues. She has improved forecasting, streamlined planning, and boosted team morale with strong, disciplined leadership.

Black Mamba: Born in Africa, Made for the

Black Mamba: Born in Africa. Made for the World. Powered by Purpose.

Hi, my name is Claudia Castellanos, co-founder and CEO of Black Mamba.

I came to Eswatini from Colombia looking for purpose — and I found it… in hot sauce! What began as a single pot cooked in my kitchen has grown into an award-winning African brand, sold internationally and supporting over 1,000 people in rural communities.

At Black Mamba, we make **bold condiments with a conscience** — crafted from organically grown hot peppers and herbs, farmed regeneratively, and produced by a 90% women-led team.

But we're not just building a brand. We're **leading a movement**: proving that food can only be truly good if it's good for you, good for the planet, and good for the people who grow it.

Now, we're seizing a $6B opportunity at the intersection of the world's growing love for spice and the unstoppable rise of sustainable consumption — and we're inviting YOU to join us.

We're raising funds on Wefunder not just to fuel growth, but to give our biggest fans, foodies, and impact believers the chance to own a slice of our future.

Your investment will help us:

🔥 Launch our global rebrand

🔥 Expand into the US, UK, and Middle East

🔥 Bring more regenerative farmers into our value chain

Together, we can prove that food can change lives, heal the planet, and still taste incredible!

*Black Mamba featured around the globe:

https://www.howwemadeitinafrica.com/from-eswatini-to-europe-chilli-sauce-company-finds-global-traction/156979/

https://www.fastcompany.com/90953746/international-brands-that-matter-2023

https://www.news24.com/brandstory/partner-content/burger-king-



introduces-a-sizzling-new-addition-black-mamba-peri-peri-sauce-20231004

Black Mamba™
Born in Africa. Made for the World. Powered by Purpose.



BORN IN AFRICA. MADE FOR THE WORLD
great taste 2017
great taste 2017
great taste 2018
great taste 2020
great taste 2020
great taste 2022
ESWATINI
Hot pepper-based,
award-winning condiments,
made in Eswatini with organically
grown, fresh ingredients and
no added nonsense

THE FLAVOUR + ETHICS GAP: DEMAND IS RAISING. FARMERS ARE STRUGGLING









Shoppers crave bold, clean-label condiments but must often choose between taste, ethics, or accessibility.

At the same time, African smallholder farmers face poor market access and low incomes.

HOT PEPPER PRODUCTS ARE HEATING UP A $6B MARKET
Eco-conscious consumers represent another $29B opportunity



200%

Sales growth from 2000 Expected to grow 7.7% annually from 2023-2030

Growth of Hot Sauce market

$6 billion

Size of the spicy condiments market expected in 2030

Hot & Spicy Everything

Trends to watch 2025

NielsenIQ

As sustainability reaches a critical moment, there are signs that 2025 may see the green spark that the world has been waiting for to ignite a revolution.

Trends to watch 2025

$29 billion

Worth of eco-active consumers for FMCG by 2025

81%

People are more likely to buy from a sustainable brand

BOLD FLAVOURS POWERED BY PURPOSE

Black Mamba manufactures spicy condiments that are good for you, good for the planet, and good for rural communities.

We want to inspire foodies to share our passion for Africa, for spicy flavours, and our quest for a greener and fairer world.





BOLD AFRICAN FLAVOURS

SOURCED FROM SMALL GROWERS

GOOD FOOD ECOSYSTEM

NATURAL & SUSTAINABLE

PROUDLY FAIR TRADE

WOMEN EMPOWERED

FROM A KITCHEN POT ON THE WAY TO SPICY WORLD DOMINATION



Global warming (the good kind!)

Currently Black Mamba exports its products to South Africa, UAE , UK, Germany, Czech Republic, Norway, and the US

Sales evolution (USD)

YoY growth since inception. Sales have doubled every 2 years. Growth of 48% for 2024. Sales expected to grow 60% in 2025 and reach US$7M by 2030

Born out of a kitchen in Eswatini, these chilli sauces are in hot demand across the world

Jay Caboz , Business Insider SA

FLAVOUR WITH IMPACT: FROM SOIL TO SHELF



Small holder farmers who grow fresh organic herbs & chillies for Black Mamba's products, following regenerative farming methods

Buys organically grown fresh produce from farmers, providing market access and fair income. Returns fresh waste to permaculture organisations and farmers for animal feed or compost

Black Mamba sells to fair trade distributors, specialty food distributors, gifting outlets, and has started expanding to larger supermarkets in Southern Africa, the UK, and Norway (directly and via specialty food importers). Recently the company closed a deal with Burger King South Africa to supply the peri-peri sauce for their new Peri-Peri range

---

GREENER THAN JALAPENOS



Social Impact

26 full-time employees – 24 of which are women and the main breadwinners of their households – in average 5 dependents

Environmental Impact

Regenerative farming practices:
Improved soil structure
Diversity of ground cover crops
Reduced erosion
Improved use of water resources

90 farmers -of which 70 are women- in average 6 dependents and sharing knowledge with 11 members of their communities



Over 1000 people in Eswatini have benefited from Black Mamba's business model

Improved use of water resources
Improved biodiversity
Packaging material: glass and cardboard
90% of our waste gets recycled or composted









OUR NEXT STEP: HEATING UP OUR BRAND FOR GLOBAL DOMINATION

Our current look…



Black Mamba
CAYENNE CHILLI SAUCE
Black Mamba
JALAPENO CHILLI SAUCE

Bold & Vibrant
Rich colours and big, eye-catching fonts

Rooted in Africa
Playful prints, Eswatini's landscapes, and acacia trees.

Purpose-Driven (Black Mamba style)
Sustainably Sauced.
No Added Nonsense.



OUR FUTURE

Black Mamba
CAYENNE
HOT SAUCE
HOT
Black Mamba
JALAPEÑO
HOT SAUCE
MEDIUM

OUR BOLD GOAL: TO BECOME THE SRIRACHA OF AFRICA but cleaner, better, and more meaningful

- **Scale retail presence:** from niche to mass, from SA & UK to the US → $7M revenue by 2030
- **Empower 300 farmers:** impacting 5,000+ people & farming 5% of Eswatini regeneratively
- **Sustainable leadership:** carbon-negative factory by 2027, net zero by 2030
- **Brand ambition:** the table sauce of choice (move over, Sriracha!)
- **Global influence:** inspire food rebels & replicate our model worldwide

"Dangerously tasty African chilli sauces that look good, taste good, and do good."

More Than Food Magazine South Africa
★★★★★

Future projections are not guaranteed.

RAISING UP FUNDS TO POWER OUR GROWTH

Bridge seed capital to support our growth from niche to mass: USD$124k via SAFE notes to be invested as follows:

 Marketing activities to further increase sales, including rebranding

 Strengthen strategic markets

Product Development for innovative products in a growing yet very competitive category





BLACK MAMBA: BOLD FLAVOURS FROM AFRICA









 @blackmambafood  @blackmambachilli www.blackmambachilli.com  @blackmambafood